                                ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
                                    SUITE 900
                              WASHINGTON, DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4615


                                February 13, 2006


VIA EDGAR

Ms. Valerie Lithotomos
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C.  20549-0504

Re:      REGISTRANT:       BB&T Funds
         FILE NOS.:        333-130996
         FILING TYPE:      Form N-14
         FILING DATE:      January 12, 2006

Dear Ms. Lithotomos and Ms. DiAngelo:

         Per your request, the BB&T Funds (the "Trust") acknowledges that staff comment or changes in response to staff comment with respect to the Trust's Registration Statement filed on January 12, 2006 do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing. BB&T Funds hereby represents that the Trust will not use the comment process between the Trust and the Commission with respect to the Registration Statement as a defense in any securities related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.


COMMENT: On page 4, please explain how the reorganization is expected to result in lower transaction costs.

RESPONSE:         We have added disclosure noting that the Small Company Growth
                  Fund's transaction costs are expected to decrease after the merger as a result of a lower anticipated portfolio turnover rate for the Small Cap Fund.

COMMENT:          On page 4, numbers 11 and 13 seem repetitive. Please combine.

RESPONSE:         We have combined the two paragraphs.

COMMENT: On page 5, in footnote 4 to the Fee Table, please specify the contractual change that caused "Other Expenses" to be adjusted.

RESPONSE:         We have added disclosure clarifying that the adjustment is a result of a contractual change in the Administrator to the BB&T Funds which resulted in a different fee.

February 13, 2006
Page 2

COMMENT: On page 8, add disclosure that the Small Cap Fund would not be required to sell the investments of the Small Company Growth Fund because the Small Company Growth Fund's investment objectives and restrictions do not conflict with those of the Small Cap Fund.

RESPONSE:         We have added such disclosure.

COMMENT: On page 10, provide an estimate of the costs of the transaction to be borne by BB&T Asset Management, Inc.

RESPONSE:         We have added an estimate.

COMMENT: On page 10, clarify the disclosure in paragraph 5 under "Information About The Transaction."

RESPONSE:         We have re-worded the relevant sentence.

COMMENT: On page 12, section 11, disclose that a potential negative of the reorganization is a potential loss of net capital loss carryforwards by the Small Company Growth Fund and add a cross-reference to the "Federal Income Tax Consequences" section.

RESPONSE:         We have added disclosure to that effect.

COMMENT: In the "Federal Income Tax Consequences" section, add an example of the effect that the reorganization would have had on the Small Company Growth Fund's net capital loss carryforwards in the event that the reorganization had occurred on September 30, 2005 (add the language currently located in the pro forma financial statements).

RESPONSE:         We have added such disclosure to the fourth paragraph of that section.

COMMENT: Add a footnote to the Schedule of Portfolio Investments Pro Forma financial statements noting that the Small Company Growth Fund's investments would comply with the investment objectives and/or investment restrictions of the Small Cap Fund.

RESPONSE:         We have added a footnote to that effect.

COMMENT: On page B-13, explain that the pro forma annual operating expenses have been adjusted to reflect changes in the contractual fees paid under the Fund's Administration Agreement.

RESPONSE:         We have added such disclosure.

COMMENT: Add a note to the pro forma financial statements explaining that BB&T Asset Management, Inc. will bear the costs of the reorganization, and provide an estimate of such costs.

RESPONSE:         We have added such disclosure to Note 2, Basis of Combination.

February 13, 2006
Page 3




         If you have any further questions or comments please call me at (202) 508-4615.



                                             Sincerely,

                                             /s/ Katherine S. Milin

                                             Katherine S. Milin